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May 30, 2006

First Results from First Point Minerals’ Current Drill Program at Rio Luna Property in Nicaragua

Peter M. D. Bradshaw, Ph.D., P. Eng, President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) announced positive results for gold in the initial six holes in the current drilling program at the Rio Luna gold property in Nicaragua. Silver assays are being completed in a different laboratory and will follow later.  These holes totaled 490 meters.  The total program will consist of approximately 3,500 meters of diamond drilling in 30 to 40 holes.

These initial holes are in the San Andreas Vein System, the northernmost vein system at Rio Luna and were drilled in two groups 1,100 meters apart.  The best results include 17.5 grams/tonne (g/t) gold over 0.6 meters in hole RL39 and 3.3 g/t gold over 4.5 meters in RL 35.  The full list of results is:

RIO LUNA PROJECT - SAN ANDREAS VEIN SYSTEM
Drill Hole	From	To	Interval meters	Grams/tonne gold
RL39	18.45	19.20	0.75	3.3
	56.15	56.75	0.60	17.5
	67.50	67.77	0.27	5.3
RL36	49.63	53.13	3.50	2.3
RL34	63.45	64.60	1.15	1.4
RL35	35.17	35.94	0.77	2.1
	44.93	49.40	4.47	3.3

RL37	52.50	56.70	4.20	0.2
RL38	34.34	39.60	5.26	0.2

Holes RL 39, 36, 34 and 35 were drilled 100 meters apart in the order shown with 39 on the west and 35 on the east.  It is significant that the two end holes have the best results as the vein is totally open in both directions.  In addition these intersections are at a shallow depth of between 45 to 57 meters and are interpreted to mark the upper limits of the mineralized zone.  Deeper drilling to depths of 100 to 110 meters, to track the mineralized zone down dip, is required once the remaining outstanding targets planned in the current program at Rio Luna have been drilled.   Holes RL37 and 38 were drilled 1,100 meters to the west.

At the second target, the Santa Rita area on the El Paraiso Vein System, four holes (RL40 to 43) have been completed.  These holes tested below previous shallow drill results which include 1.3 meters of 19.9 g/t gold in hole RL9 at about 50 meters depth, as previously reported.  All four holes intersected the main vein at about 100 meters down the drill holes and samples will be sent to the analytical lab as soon as they are prepared.

The drill rig is moving 500 meters northwest from Santa Rita to the Balsamo East target area also on the El Paraiso Vein System.  Six holes are planned and will test the east extension of previous drill results in holes RL21 and 22 which intersected 15.8 g/t Au over 2.7 meters true width and 13.5 g/t Au over 3.1 meters true width respectively, as previously announced.

Three other target areas will be completed in this current drill program at Balsamo-Balsamo West and Santa Juana to the northwest end of the El Paraiso Vein System and Filadelphia towards the southeast.  This drill program is expected to take 3 to 4 months to complete, weather permitting.  Results will be released for target areas as they are received.

Details of the Rio Luna property are also available on the company website at www.firstpointminerals.com.  First Point owns this property 100%.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, or Ron Britten, Vice-President of Exploration, at (604) 681-8600.

The current drill program at Rio Luna is supervised by Ron Britten, P.Eng., PhD, for First Point Minerals Corp.  All samples were submitted to CAS laboratories in Tegucigalpa and analyzed by fire assay with an atomic absorption finish with higher values checked by fire assay with a gravimetric finish.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”

Peter M.D. Bradshaw, President

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